

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Michael Comparato
Chief Executive Officer
Franklin BSP Real Estate Debt, Inc.
One Madison Avenue, Suite 1600
New York, New York 10010

>    **Re:  Franklin BSP Real Estate Debt, Inc.**
>        **Registration Statement on Form 10-12G**
>        **Filed November 8, 2024**
>        **File No. 000-56705**

Dear Michael Comparato:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10

Business, page 5

1.    Please revise to provide a more detailed narrative description of the company's planned business operations and describe your plan of operations for the next 12 months. In this regard, disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Refer to the requirements of Item 101 of Regulation S-K.

Management's Discussion & Analysis, page 52

2.    Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act

Release No. 33-8350 for guidance.

<u>Security Ownership of Certain Beneficial Owners and Management, page 59</u>

3.      Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by BSP Fund Holdco (Debt Strategy) LP.

<u>Certain Relationships and Related Transactions</u>
<u>Performance Fee, page 70</u>

4.      We note your disclosure that the Performance Fee to the Adviser will be based on a specified percentage of Core Earnings. Please disclose the expected range of these fees or advise us as appropriate.

<u>Investment in Seed Pool Vehicle, page 74</u>

5.      Please identify the seed pool vehicle and clarify the relationship with the Adviser and the extent to which you plan to invest in that vehicle. Also, reconcile these investment plans with your disclosure on page 8 regarding your status under the Investment Company Act.

<u>Sale of Shares to the Initial Investor, page 74</u>

6.      Please explain clearly the relationship between the Initial Investor and the Adviser.

<u>Distribution Reinvestment Plan, page 92</u>

7.      We note your intentions disclosed here and the reference to the form of Distribution Investment Plan on page 99. With a view to disclosure, please tell us whether you plan to register the offer and sale of shares under the plan, or provide us with your analysis as to the exemption from registration you plan to rely on for those sales.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Michael McTiernan, Esq.